SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)

                             (Amendment No. 2)<F1>



                                 AMF BOWLING, INC.
                                 -----------------
                                 (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                  03113V 10 9
                                  -----------
                                (CUSIP Number)

                                ______________


[FN]
<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03113V 10 9               13G         Page   2   of   11  Pages



 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Blackstone Capital Partners II Merchant Banking Fund L.P.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                     (b) -X-

 3    SEC USE ONLY


 4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

               5   SOLE VOTING POWER
 NUMBER OF
   SHARES                  6,090,010
BENEFICIALLY
  OWNED BY     6   SHARED VOTING POWER
    EACH
 REPORTING                 Not applicable
   PERSON
    WITH
               7   SOLE DISPOSITIVE POWER

                           6,090,010

               8   SHARED DISPOSITIVE POWER

                           Not applicable

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,090,010


 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

              Not applicable

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              7.3%

 12   TYPE OF REPORTING PERSON*

              PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03113V 10 9               13G         Page   3   of   11   Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Blackstone Offshore Capital Partners II L.P.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                     (b) -X-

 3    SEC USE ONLY


 4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands

               5   SOLE VOTING POWER
 NUMBER OF
   SHARES                  1,779,676
BENEFICIALLY
  OWNED BY     6   SHARED VOTING POWER
    EACH
 REPORTING                 Not applicable
   PERSON
    WITH
               7   SOLE DISPOSITIVE POWER

                           1,779,676

               8   SHARED DISPOSITIVE POWER

                           Not applicable

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,779,676


 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

              Not applicable

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              2.1%

 12   TYPE OF REPORTING PERSON*

              PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03113V 10 9               13G         Page  4   of   11   Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Blackstone Family Investment Partnership II L.P.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                     (b) -X-

 3    SEC USE ONLY

 4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

               5   SOLE VOTING POWER
 NUMBER OF
   SHARES                  603,894
BENEFICIALLY
  OWNED BY     6   SHARED VOTING POWER
    EACH
 REPORTING                 Not applicable
   PERSON
    WITH
               7   SOLE DISPOSITIVE POWER

                           603,894

               8   SHARED DISPOSITIVE POWER

                           Not applicable

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              603,894


 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

              Not applicable

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              0.7%

 12   TYPE OF REPORTING PERSON*

              PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03113V 10 9               13G         Page  5   of   11  Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Blackstone Management Associates II L.L.C.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                     (b) -X-

 3    SEC USE ONLY


 4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

               5   SOLE VOTING POWER
 NUMBER OF
   SHARES                  0
BENEFICIALLY
  OWNED BY     6   SHARED VOTING POWER
    EACH
 REPORTING                 8,473,580
   PERSON
    WITH
               7   SOLE DISPOSITIVE POWER

                           0

               8   SHARED DISPOSITIVE POWER

                           8,473,580

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,473,580

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

              Not applicable

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              10.1%

 12   TYPE OF REPORTING PERSON*

              OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 4 of the Statement on Schedule 13G, dated February 13, 1998, filed by Blackstone Capital Partners II Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II L.P., Blackstone Family Investment Partnership L.P. and Blackstone Management Associates II L.L.C., as amended by Amendment No. 1 to Schedule 13G, dated February 18, 1998 (the "Existing Schedule 13G"), is hereby amended and restated in its entirety as follows:

         (a)     Amount beneficially owned:

                                  Blackstone Capital Partners II Merchant
                 Banking Fund L.P., a Delaware limited partnership ("BCP II"), is the record holder of 6,090,010 shares of the identified class of securities; Blackstone Offshore Capital Partners II L.P., a Cayman Islands exempted limited partnership ("BOCP II"), is the record holder of 1,779,676 shares of the identified class of securities; and Blackstone Family Investment Partnership II L.P., a Delaware limited partnership ("BFIP II"), is the record holder of 603,894 shares of the identified class of securities.

                                  As the sole general partner of each of BCP
                 II and BFIP II and the sole investment general partner of BOCP II, Blackstone Management Associates II L.L.C., a Delaware limited liability company ("BMA II"), may be deemed to be the beneficial owner of 8,473,580 shares of the identified securities. Messrs. Peter G. Peterson and Stephen
                 A. Schwarzman, the founding members of BMA II (the "Founding Members"), have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of the identified class of securities that may be deemed to be beneficially owned by BMA II. As a result, each of the Founding Members may be deemed to beneficially own the shares of the identified class of securities that BMA II may be deemed to beneficially own, but they disclaim any such beneficial ownership.

         (b)     Percent of Class:

                 See Row 11 of each cover page, which is based on Row 5 of each cover page. See Item 4(a).

         (c)     Number of shares as to which such person has:

         (i)     Sole power to vote or direct the vote

                          See Row 5 of each cover page.

         (ii)    Shared power to vote or direct the vote

                          See Row 6 of each cover page.

         (iii) Sole power to dispose or to direct the disposition of

                          See Row 7 of each cover page.

         (iv)    Shared power to dispose or to direct the disposition of

                          See Row 8 of each cover page.

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      BLACKSTONE CAPITAL PARTNERS II
                                        MERCHANT BANKING FUND L.P.

                                     By: Blackstone Management Associates II
                                     L.L.C., general partner


                                     By:      /s/ Stephen A. Schwarzman
                                              --------------------------
                                              Stephen A. Schwarzman
                                              Founding Member

Dated:  February 14, 2000

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     BLACKSTONE OFFSHORE CAPITAL
                                        PARTNERS II L.P.

                                     By: Blackstone Management Associates II
                                     L.L.C., general partner


                                     By:      /s/ Stephen A. Schwarzman
                                              --------------------------
                                              Stephen A. Schwarzman
                                              Founding Member

Dated:  February 14, 2000

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        BLACKSTONE FAMILY INVESTMENT
                                          PARTNERSHIP II L.P.

                                        By: Blackstone Management Associates II
                                        L.L.C., general partner



                                        By:      /s/ Stephen A. Schwarzman
                                                 -------------------------
                                                  Stephen A. Schwarzman
                                                  Founding Member

Dated:  February 14, 2000

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        BLACKSTONE MANAGEMENT ASSOCIATES II
                                          L.L.C.


                                        By:     /s/ Stephen A. Schwarzman
                                                -------------------------
                                                Stephen A. Schwarzman
                                                Founding Member

Dated:  February 14, 2000